Exhibit 19.1

III. BLACKOUT PERIODS AND INSIDER TRADING POLICY ON

EPSILON SECURITIES

Issued By: Chief Financial Officer

Approved By: Board of Directors

Updated: November 13, 2024

PURPOSE

This insider trading and blackout period policy is being provided to all directors, officers, employees, contractors, subcontractors, agents, and consultants of Epsilon to help ensure compliance with the various securities laws and rules of the Nasdaq Stock Market (“Nasdaq”) surrounding the trading of common shares and other securities of Epsilon.

INSIDER TRADING

There are effectively two groups of insiders.

Securities legislation defines, in part, an insider as:

-	a director or officer of a corporation;
-	a director or officer of a subsidiary of a corporation; or
-	a person who owns either directly or indirectly more than 10% of the outstanding class of securities of a corporation that is registered under the Securities Exchange Act of 1934 (the “Exchange Act”).

Under the Exchange Act, this group of insiders must file reports on beneficial ownership of, and transactions involving, any common shares of Epsilon, including acquisition of options or other securities convertible into common shares of Epsilon, with the Securities and Exchange Commission (the “SEC”).  These reports are required to be filed within 10 days (for new filers), and, subject to limited exceptions, by the end of the second business day (for existing filers) following the transaction.  If you are an insider in this group and you have children living at home who trade in Epsilon securities, then most likely such trades have to be reported on your report.  Both direct and indirect beneficial ownership is required to be reported.

A second group of insiders includes people who have a special relationship with Epsilon.  The existence of a special relationship can be determined based on your position with, or within, Epsilon and the nature of information your role requires you to have or have access to.  In effect, all employees, contractors, subcontractors, agents, and consultants probably qualify as having a special relationship with Epsilon and, as a result, must comply with specific trading restrictions on Epsilon's securities.

These specific trading restrictions prohibit trading in Epsilon securities if you have knowledge of an undisclosed material fact or material change regarding Epsilon, sometimes referred to as “material non-public information,” or “MNPI.”  Further, this restriction prohibits the disclosure of MNPI to third parties. This is to prevent those third parties from acting on MNPI before it becomes publicly available in order to make illegal gains in the stock market.

Information is no longer considered to be MNPI when a news release is published by Epsilon and disseminated on one of the recognized corporate newswires, or otherwise publicly filed with or furnished to the SEC, and enough time has elapsed to permit the investment market to absorb and evaluate the information.  As a general rule, you should consider information to be nonpublic until two full trading days have lapsed following public disclosure.

If you violate the federal insider trading laws, you may have to pay civil fines of up to three times the profit gained or loss avoided by such trading, as well as criminal fines of up to $5 million.  You also may have to serve a jail sentence of up to 20 years.  In addition, Epsilon may face civil penalties up to the greater of $1 million, or three times the profit gained or loss avoided as a result of your insider trading violations, as well as criminal fines of up to $25 million.

MATERIAL INFORMATION

MNPI can include, but is not limited to:

-An acquisition, disposition or merger involving Epsilon;

-A new issue of securities of Epsilon;

-A change in Epsilon's dividend policy;

-A change in lending or financial arrangements;

-A change in expected earnings;

-Major changes in operational events;

-Executing or losing significant contracts; or

-Problems with labor, suppliers, contractors or customers

Securities legislation defines “material information” as information that would reasonably be expected to have a significant effect on the market price or value of the securities.  Another rule of thumb defines information as material if an arm's length investor would decide to buy, sell, or hold the stock based on the information in question.  Federal and other investigators will scrutinize a questionable trade after the fact with the benefit of hindsight, so you should always err on the side of deciding that the information is material and not trade.

Every employee, contractor, subcontractor, agent, or consultant may become aware of MNPI in the ordinary course of their duties.

Restrictions on trading Epsilon shares also extends to trading in shares of third-party organizations that Epsilon may be negotiating with on a business transaction or opportunity until the information has been fully disclosed and a reasonable period of time has passed for the information to be widely disseminated.

BLACKOUT PERIODS

Blackout periods are specific time periods during which trading of securities of Epsilon are prohibited.  These blackout periods are established by Epsilon based on certain regular reporting periods or transaction activities that arise from time to time.  Blackout periods are related to insider trading but reflect a specific intent of Epsilon to prevent insider trading, or the appearance of impropriety, by its officer, directors, employees and consultants.

Blackout periods may be implemented by a senior officer of Epsilon who is responsible for dealing with a variety of material information relating to Epsilon as described above.  Based on material information that may arise, the senior officer is then responsible for determining whether a blackout period should be imposed and to whom the blackout period should apply.  A notice advising of the blackout period will be distributed by the Chief Financial Officer.

Typically a blackout period covers the directors, officers, employees and consultants of Epsilon but may be expanded to specific individuals depending on their particular responsibilities and information they have access to regarding the material information in question.  The imposition of a blackout period will be specific both to its duration and application.

As a matter of policy, blackout periods will be imposed by Epsilon for the time periods surrounding the release of quarterly and annual financial results.  These blackout periods apply to the officers, directors, employees and consultants of Epsilon and include:

the period after the end of a fiscal quarter or year and continuing until the close of trading of the 2nd full day of trading after earnings are released.

These deemed blackout periods may be expanded or modified in time and application by the President or other senior officers as they consider necessary.

In any instance, other than the regularly scheduled blackout periods described above, should a senior officer implement a blackout period, its duration and its application to particular individuals will be specified and disseminated through an interoffice notification by the Chief Financial Officer.  Notwithstanding that a particular individual may not be specifically addressed in an interoffice notification for a blackout period, that individual is still subject to the broader insider trading restrictions.

This policy does not prevent the exercise of Epsilon stock options if no shares are to be sold or if there is a net exercise (as defined below).  Therefore, you may freely exercise your stock options, engage in “net exercises” and have Epsilon withhold shares to satisfy your tax obligations without violating this policy.  Note that a “net exercise” (which is permitted) is the use of the underlying shares to pay the exercise price and/or tax withholding obligations, whereas a broker-assisted cashless exercise (which is not permitted) involves the broker selling some or all of the shares underlying the option on the open market.

RULE 10b5-1 TRADING PLANS

Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability if trades occur pursuant to a pre-arranged trading plan that meets specified conditions.  It is possible to pre-arrange trades in Epsilon securities by entering into a written trading plan.  Trading plans can be established for a single trade or a series of trades.  A plan must either specify the number of securities to be bought or sold, along with the price and the date, or provide a written formula for determining this information.  Alternatively, a trading plan can delegate investment discretion to a third party, such as a broker, who then makes trading decisions without further input from the person implementing the plan.  Because the SEC rules on trading plans are complex, you should consult with your broker and be sure you fully understand the limitations and conditions of the rules before you establish a trading plan.

All Rule 10b5-1 trading plans and any amendments thereto and terminations thereof must be reviewed and approved in advance by the Chief Financial Officer.

SUMMARY

Insider trading restrictions apply to every insider associated with Epsilon who in fact becomes aware of material information regarding Epsilon that is not available to the general public.

Blackout periods restrict trading of Epsilon's shares by directors, officers, employees and consultants of Epsilon for a specific period of time because they are assumed to have received material information about Epsilon that has not been generally released to the public.

For confirmation of whether a blackout period is in effect, or any questions regarding insider trading or requirements of the SEC, please feel free to contact the Chief Financial Officer for clarification.